Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
RICHARD E. LOWENTHAL	Common	5/14/2024	5,757	$ 51,853.00
C/O ARS Pharmaceuticals	Common	5/15/2024	5,147	$ 46,564.00
11682 El Camino Real,				
Suite 120	Common	5/16/2024	89,096	$ 807,018.00
San Diego, California 92130	Common	6/11/2024	4,138	$ 37,253.00
	Common	6/12/2024	95,862	$ 876,657.00
	Common	7/9/2024	100,000	$ 961,715.00